March 27, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Jeffrey P. Riedler, Assistant Director

Mr. Scot Foley, Staff Attorney

Mr. Frank Wyman, Staff Accountant

Mr. Joel Parker, Branch Chief

Re:	1347 Property Insurance Holdings, Inc. (the “Company”)
Filed on Form S-1
Registration No. 333-193314

Dear Mr. Riedler:

In connection with the above-captioned Registration Statement, we wish to advise that between March 7, 2014 and the date hereof 615 copies of the Preliminary Prospectus dated March 7, 2014 were distributed as follows: 0 to prospective underwriters; 300 to institutional investors; 160 to prospective dealers; 150 to individuals; 0 to rating agencies; and 0 to others. This acceleration request supersedes in all respects our previous acceleration request dated March 21, 2014.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Company that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:15 p.m. Eastern Time, on Monday, March 31, 2014 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Aegis Capital Corp., as sole book-running manager and representative of the underwriters

By: /s/ Eugene Terracciano

Name: Eugene Terracciano

Title: Director of Compliance

EarlyBirdCapital, Inc., as co-manager

By: /s/ R. Michael Powell

Name: R. Michael Powell

Title: Managing Director